August 27, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:   Christina Chalk
                    Senior Special Counsel

Re: Genie Energy Ltd.
Schedule TO-C filed July 19, 2012
Schedule TO-I filed August 3, 2012
Schedule TO-I/A filed August 21, 2012
SEC File No. 5-86466

Dear Ms. Chalk:

Genie Energy Ltd., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Amendment”) to its Schedule TO-I filed August 3, 2012 (as amended, the “Schedule TO”).

We are writing to respond to the comments raised in your letters to the Company dated August 21, 2012 and August 24, 2012. To facilitate your review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule TO or the revised Offer to Exchange attached to the Amendment as Exhibit 99(a)(1)(F), as applicable (the “Revised Offer to Exchange”) which revises the Offer to Exchange attached to the original Schedule TO as Exhibit 99(a)(1)(A) (the “Offer to Exchange”).

STAFF’S COMMENTS FROM AUGUST 21, 2012 COMMENT LETTER

General

1.           Please explain how the proposed exchange offer complies with the Voting Rights Policy contained in Section 313 of the New York Stock Exchange Listed Company Manual. Specifically, please explain how the proposed transaction would not disparately reduce or restrict the voting rights of existing shareholders given the redemption provision of the preferred stock, the amount of the liquidation preference of the preferred stock in relation to the current share price, the availability of dividends for the preferred stock versus the common stock, and the controlling shareholder’s indication that he will not tender his common stock for the preferred stock.

Response: We have been in discussion with the counsel’s office of the New York Stock Exchange on this issue.  While we do not concede that the proposed transaction is not in compliance with the Voting Rights Policy, we have proposed the following arrangement, which the NYSE’s counsel’s office has informed us is acceptable to them.

Mr. Jonas and the Company have entered into a Voting Agreement (which has been filed as an exhibit to the Schedule TO) providing that, upon any redemption of the Preferred Stock by the Company, Mr. Jonas or stockholders he controls will exchange (pursuant to the existing provisions in the Company’s Certificate of Incorporation), shares of Class A Common Stock (which is entitled to three votes per share) he controls for an equal number of shares of Class B Common Stock (which are entitled to 1/10th of a vote per share) so that the percentage of the aggregate voting power of all outstanding shares of capital stock of the Company represented by securities he controls shall not exceed 74.5% - the percentage he currently controls. Therefore, regardless of the number of shares of Class B Common Stock exchanged in the Exchange Offer, following such exchange and following a subsequent redemption of Preferred Stock by the Company, the Jonas Group’s combined voting power (taking into account their ownership of both our Class B Common Stock and our Class A Common Stock) will remain at 74.5%.

STAFF’S COMMENTS FROM AUGUST 24, 2012 COMMENT LETTER

1.           Refer to our prior comment letter dated August 21, 2012. Based on our discussions by phone today, I understand you will be addressing the issues raised in that letter via a separate amendment, which we will consider at that time.

Response: On August 27, 2012, we filed Amendment No. 2 to Schedule TO and our response to the comment contained therein is set forth above.

2.          Refer to comments 16 and 22 in our letter dated August 10, 2012 and your responses. In your response letter, explain the basis for your belief that the offer will not result in eligibility for delisting of the Class B Common. In this regard, your response seems to acknowledge that the offer could under certain circumstances result in deregistration eligibility, but states that you have “not conducted any detailed analysis of what combination of factors and circumstances would need to occur.” If this is the case, why do you believe it to be “very unlikely”?

Response: The table below outlines the relevant NYSE continued listing requirements applicable to the Class B Common Stock, as well as the current status and the impact of the Exchange Offer on each such requirement.  As indicated by the contents of the table, we believe that the Class B Common Stock will remain eligible for continued listing on the NYSE following consummation of the Exchange Offer (even assuming that the maximum number of shares of Class B Common Stock are tendered and exchanged in the Exchange Offer).

RELEVANT NYSE CONTINUED LISTING REQUIREMENTS	CURRENT STATUS / POST-EXCHANGE OFFER
1. Maintain an average closing price of $1.00 or more
The closing sale price of the Class B Common Stock as reported by the NYSE on July 19, 2012, the last trading day before the announcement of the Exchange Offer, was $7.90 per share. The last reported closing sale price of our Class B Common Stock as reported by the NYSE on August 1, 2012, the last trading day before the date of this Exchange Offer, was $6.77 per share. As of August 24, 2012, the reported closing sale price of our Class B Common Stock as reported on the NYSE was $7.74. Even assuming some further decline in the trading price for the Class B Common Stock upon consummation of the Exchange Offer, a reduction of 87% without any change in the Company’s condition or results of operations is unlikely.

2. Number of total stockholders is greater than 400	As of August 1, 2012, there were 493 holders of record of Class B Common Stock and approximately 8,386 stockholders who hold indirectly through brokers, banks or other nominees.

OR

Number of total stockholders (A) is greater than 1,200 and	Over the last three months, the average daily trading volume has been 67,755 per day.

Average monthly trading volume is greater than 100,000 shares (for most recent 12 months)

AND Number of publicly-held shares (B) is greater than 600,000.
Assuming all 8,750,000 shares of Class B Common Stock are tendered and not counting shares held by the Jonas Group and other directors and executive officers, there are still 6,388,724 shares of Class B Common Stock outstanding.

For the Exchange Offer to result in the Class B Common Stock to be eligible for delisting, there would need to be a precipitous drop in the number of beneficial holders of the Class B Common Stock, as well as a substantial and consistent drop in the trading volume.  For this result to come about, numerous smaller stockholders would need to tender their entire interests in the Class B Common Stock, and there is no indication, from the feedback received from stockholders, from Chardan’s analysis, from the records of tenders to date, or otherwise, to indicate that this is a likely outcome.  If the Exchange Offer were over-subscribed, tenders would be accepted on a pro rata basis, meaning that any substantial reduction in the number of beneficial holders of the Class B Common Stock would be even less likely.

Further, unless the number of beneficial owners were to fall to 400 from its current level of almost 8,900, as long as the average monthly trading volume were over 100,000 shares, the Class B Common Stock would not fail to meet this requirement.  The Class B Common Stock has not been listed on the NYSE for the full 12-month measuring period, but the average monthly trading volume for the most recent three months is over 1.3 million shares. Even assuming significant reduction in trading volume due to the reduced shares held by non-affiliates, the volume would need to fall by over 90% to trigger delisting.

As set forth for each relevant requirement, the Exchange Offer would need to trigger extreme results, and there is no indication that any such results are likely, for it to result in the Class B Common Stock being eligible for delisting from the NYSE.

3.       Based on discussions with your counsel today, I have been advised that you will disseminate amended offer materials at a later time based on previous comments and contemplated changes to the terms of the offer. Please allow adequate time for shareholder review after dissemination. Please confirm in your response letter.

Response: We confirm the Staff’s understanding that we will recirculate the amended offer materials and allow for adequate time for shareholders to review the materials after recirculation.

Sincerely,

/s/ Claude Pupkin
Claude Pupkin
Chief Executive Officer

cc:  Dov Schwell, Esq.